Filed pursuant to Rule to 424(b)(2)

Registration Statement No. 333-198735

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated October 7, 2014.

The Goldman Sachs Group, Inc. $ Leveraged Currency-Linked Notes due

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (expected to be October 20, 2017) will be based on the performance of the U.S. Dollar (dollar)/Euro (euro) exchange rate as measured by comparing the initial exchange rate on the trade date (expected to be October 10, 2014) with the final exchange rate, which will be the arithmetic average of the exchange rates on each of the averaging dates (expected to be October 11, 12, 13, 16 and 17, 2017). The exchange rate is expressed as the number of dollars needed to buy one euro. The currency return on your notes will be calculated by subtracting the final exchange rate from the initial exchange rate and dividing the resulting number by the initial exchange rate and expressing this result as a percentage.

By purchasing this note, you are taking the view that the currency return will be positive, which means that the final exchange rate will be lower than the initial exchange rate (it will take fewer dollars to purchase one euro at the final exchange rate than at the initial exchange rate).  If the currency return is positive or zero (the number of dollars required to purchase one euro at the final exchange rate is less than or equal to the number required to purchase one euro at the initial exchange rate), you will receive $1,000 plus $1,000 times 4.14 times the currency return, up to a maximum of $1,414 per $1,000 face amount of your notes. If the currency return is negative (the number of dollars required to purchase one euro at the final exchange rate is greater than the number required to purchase one euro at the initial exchange rate), for each $1,000 face amount of your notes you will receive less than the face amount of your notes at maturity and may lose your entire investment in the notes.

At maturity, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•            if the currency return is positive or zero, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 4.14 times (c) the currency return, subject to the maximum settlement amount of $1,414; or

•            if the currency return is negative, the sum of (i) $1,000 plus (ii) the product of the currency return times $1,000, subject to a minimum of $0.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.  The return on your notes is linked to the currency return, calculated using the dollar/euro exchange rate. If you calculate the return on your notes using the euro/dollar exchange rate instead, the return on your notes may be materially different from the results obtained using the dollar/euro exchange rate. Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page PS-11.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is expected to be between $955 and $985 per $1,000 face amount, which will be less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted.

Original issue date:	expected to be October 20, 2014	Original issue price:	100.00% of the face amount*
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

*Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of      % of the face amount, and as a result of such agreements, the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.  The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.	JPMorgan Placement Agent

Pricing Supplement No.    dated         , 2014.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•                  Currency terms supplement dated September 15, 2014

•                  Prospectus supplement dated September 15, 2014

•                  Prospectus dated September 15, 2014

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. and references to the “accompanying currency terms supplement” mean the accompanying currency terms supplement, dated September 15, 2014, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-9 of the accompanying currency terms supplement. Please note that certain features, as noted below, described in the currency terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying currency terms supplement.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount of $1,000; $            in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Exchange rate:  the USD/EUR exchange rate, expressed as the U.S. dollar (USD) value of one euro (EUR)

Denominations:  $10,000 and integral multiples of $1,000 in excess thereof

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount.  See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-13 of this pricing supplement

Supplemental discussion of U.S. federal income tax consequences:  you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the exchange rate, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-30 of the accompanying currency terms supplement. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to final Treasury regulations, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2017.

Cash settlement amount (on the stated maturity date):  for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:

•                  if the currency return is positive or zero, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the currency return, subject to the maximum settlement amount; or

•                  if the currency return is negative, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the currency return, subject to a minimum of $0

Initial exchange rate (to be set on the trade date):

Final exchange rate:  the arithmetic average of the levels of the USD/EUR exchange rate on each of the averaging dates, in each case determined by reference to the relevant source set forth below, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Non-Fixing Day — Notes Linked to a Single Exchange Rate” beginning on page S-19 of the accompanying currency terms supplement

Relevant source:  the USD/EUR exchange rate (expressed as the U.S. dollar value of one euro) will be determined by reference to the rate for settlement in two business days published by WM Company which appears on the Reuters Page “WMRSPOT05” under the caption “MID” that is available at approximately 4:00 p.m., London time (or any successor or replacement service or page).

Currency return:  the quotient of (i) the initial exchange rate minus the final exchange rate divided by (ii) the initial exchange rate, expressed as a positive or negative percentage

Upside participation rate:  414.00%

Maximum settlement amount:  $1,414.00

Trade date:  expected to be October 10, 2014

Original issue date (settlement date) (to be set on the trade date):  expected to be October 20, 2014

Determination date (to be set on the trade date):  the last averaging date, expected to be October 17, 2017, subject to adjustment as described under “Supplemental Terms of the Notes — Averaging Dates — Notes Linked to a Single Exchange Rate” on page S-11 of the accompanying currency terms supplement

Stated maturity date (to be set on the trade date): expected to be October 20, 2017, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-9 of the accompanying currency terms supplement

Averaging dates (to be set on the trade date):  expected to be October 11, 2017, October 12, 2017, October 13, 2017, October 16, 2017 and October 17, 2017, each subject to adjustment as described under “Supplemental Terms of the Notes — Averaging Dates” on page S-11 of the accompanying currency terms supplement

Business day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-23 in the accompanying currency terms supplement

No interest:  the notes will not bear interest

No listing:  the notes will not be listed on any securities exchange or interdealer market quotation system

No redemption:  the notes will not be subject to any redemption right

Use of proceeds and hedging:  as described under “Use of Proceeds” and “Hedging” on page S-29 of the accompanying currency terms supplement

ERISA:  as described under “Employee Retirement Income Security Act” on page S-38 of the accompanying currency terms supplement

Supplemental plan of distribution:  as described under “Supplemental Plan of Distribution” on page S-39 of the accompanying currency terms supplement; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $       .

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of      % of the face amount. Accounts of certain national banks, acting as purchase

agents for such accounts, have agreed with the purchase agents to pay a purchase price of      % of the face amount, and as a result of such agreements the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount set forth on the front cover page of this pricing supplement from Goldman, Sachs & Co.

We expect to deliver the notes against payment therefor in New York, New York on October 20, 2014, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.:  38147QZX7

ISIN no.:  US38147QZX77

FDIC:  the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Leveraged Currency-Linked Notes due

Issued by:
The Goldman Sachs Group, Inc.

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical currency returns could have on the cash settlement amount at maturity assuming all other variables remain constant. The table below assumes a hypothetical initial exchange rate of 1.30 (i.e., 1.30 U.S. dollars are needed to buy one euro). The numbers appearing in the table below have been rounded for ease of analysis.

200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
Hypothetical Cash Settlement Amount as % of Face Amount
Currency Performance
141.4%
Note Performance
10.0%
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Hypothetical Currency Return

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical currency returns on the determination date could have on the cash settlement amount, assuming all other variables remain constant. No one can predict what the exchange rate will be on any averaging date. The exchange rate has been highly volatile in the past — meaning that the exchange rate has changed substantially in relatively short periods — and its performance cannot be predicted for any future period.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment directly in the exchange rate.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the exchange rate and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes” on page PS-11 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount per note	$1,000

Hypothetical initial exchange rate	1.30

Upside participation rate	414.00%

Maximum settlement amount	$1,414.00

Notes purchased on the original issue date at the face amount and held to the stated maturity date

Each averaging date is a fixing day for the exchange rate

Moreover, we have not yet determined the initial exchange rate that will serve as the baseline for determining the currency return and the amount we will pay on your notes at maturity. We will not do so until the trade date. As a result, the initial exchange rate may differ substantially from the exchange rate prior to the trade date.

For these reasons, the actual performance of the exchange rate over the life of the offered notes, as well as the cash settlement amount at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the exchange rate shown elsewhere in this pricing supplement. For information about the exchange rate during recent periods, see “Historical Exchange Rates” on page PS-15. Before investing in the offered notes, you should consult publicly available information to determine the exchange rate between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the examples below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the applicable currencies.

The levels in the left column of the following table represent hypothetical final exchange rates assuming a hypothetical initial exchange rate of 1.30000 (i.e., 1.30000 U.S. dollars are needed to buy one euro).  The actual initial exchange rate will be determined on the trade date and may differ substantially from the hypothetical initial exchange rate of 1.30000. The levels in the middle column of the following table represent hypothetical currency returns. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical currency return, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of one percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical currency return and the assumptions noted above.

The final exchange rate, which will be the arithmetic average of the exchange rates on each of the averaging dates, will be determined on the determination date, which is the last averaging date.  The currency return will be equal to the quotient of (1) the initial exchange rate minus the final exchange rate divided by (2) the initial exchange rate, expressed as a positive or negative percentage.

Hypothetical Final Exchange Rate (Expressed as Number of U.S. Dollars Per One Euro)	Hypothetical Currency Return	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
0.00000	100.000%	141.400%
0.32500	75.000%	141.400%
0.65000	50.000%	141.400%
0.97500	25.000%	141.400%
1.10500	15.000%	141.400%
1.17000	10.000%	141.400%
1.23500	5.000%	120.700%
1.30000	0.000%	100.000%
1.30001	-0.001%	99.999%
1.36500	-5.000%	95.000%
1.43000	-10.000%	90.000%
1.49500	-15.000%	85.000%
1.56000	-20.000%	80.000%
1.62500	-25.000%	75.000%
1.95000	-50.000%	50.000%
2.27500	-75.000%	25.000%
2.60000	-100.000%	0.000%

If, for example, the currency return was determined to be -50.000%, the cash settlement amount that we would deliver to you at maturity would be 50.000% of the face amount of your notes. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 50.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). In addition, if the currency return was determined to be 50.000%, the cash settlement amount that we would deliver to you at maturity would be capped at the maximum settlement amount of $1,414.00.  As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the currency return over 10.000%.

The following chart shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would deliver to the holder of the notes on the stated maturity date, if the currency return was any of the hypothetical returns shown on the horizontal axis. The chart shows that any hypothetical currency return of less than 0.000% (the section to the left of the 0.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.  The chart also shows that any hypothetical currency return of greater than 10.000% (the section right of the 10.000% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on exchange rates that may not be achieved on the averaging dates and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes — The Market

Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual currency return or what the market value of your notes will be on any given day, nor can we predict the relationship between the exchange rate and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive on the stated maturity date and the total rate of return on the offered notes will depend on the actual initial exchange rate, which we will set on the trade date, and on the actual currency return determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the table, hypothetical examples and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus dated September 15, 2014, in the accompanying prospectus supplement dated September 15, 2014, and under “Additional Risk Factors Specific to the Notes” in the accompanying currency terms supplement.  You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, dated September 15, 2014, the accompanying prospectus supplement, dated September 15, 2014, and the accompanying currency terms supplement, dated September 15, 2014, of The Goldman Sachs Group, Inc. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the exchange rate or applicable currencies. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such expected estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  Thereafter, if Goldman, Sachs & Co. buys or sells your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do) it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” on page S-6 of the accompanying currency terms supplement.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the exchange rate, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

You May Lose Your Entire Investment in the Notes

You can lose all or substantially all of your investment in the notes. The cash settlement amount you will be paid for your notes, if any, on the stated maturity date will be based on the performance of the exchange rate, as measured by the currency return formula, which compares the initial exchange rate on the trade date with the final exchange rate, which will be the arithmetic average of the exchange rates on each of the averaging dates. If the currency return is negative, you will receive less than the face amount of your notes on the stated maturity date and may lose all or substantially all of your investment in the notes, which would exclude any premium to face amount you paid when you purchased the notes.

Also, the market price of the notes prior to the stated maturity date may be significantly lower than the purchase price paid for such notes.  Consequently, if you sell your notes before the stated maturity date, you may receive less than the amount of your investment in the notes.

The Cash Settlement Amount on Your Notes Is Linked to the Exchange Rate on Five Averaging Dates

The currency return will be based on the arithmetic average of the exchange rates on each of the five averaging dates (each of which is subject to postponement in the case of non-fixing days), and therefore not the simple performance of the exchange rate over the life of your notes.  For example, if the exchange rate dramatically decreased on the last averaging date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked only to the exchange rate on that last averaging date.

Regulators Are Investigating Potential Manipulation of Published Currency Exchange Rates

It has been reported that the U.K. Financial Conduct Authority and regulators from other countries are in the process of investigating the potential manipulation of published currency exchange rates. If such manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. Any such manipulation could have an adverse impact on any payments on, and the value of, your notes and the trading market for your notes. In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations. Any such changes or reforms could also adversely impact your notes.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. Unless the cash settlement amount on your notes on the stated maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the exchange rate over the life of your notes will be limited because of the maximum settlement amount.  The maximum settlement amount will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the currency return may increase over the life of your notes.  Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the exchange rate.

If You Calculate the Return on Your Notes Using the EUR/USD Exchange Rate, the Return on Your Notes May be Materially Different From the Results Obtained Using the USD/EUR Exchange Rate

The amount that you will be paid on your notes on the stated maturity date will be based on the performance of the USD/EUR exchange rate, as measured by the currency return formula, by comparing the initial exchange rate on the trade date with the final exchange rate, which will be the arithmetic average of the exchange rates on each of the averaging dates.  The exchange rate is expressed as the number of U.S. dollars needed to purchase one euro.  If you calculate the return on your notes using the EUR/USD exchange rate instead, the return on your notes may be materially different from the results obtained using the USD/EUR exchange rate. For example, assuming a hypothetical initial USD/EUR exchange rate of 1.30 (i.e., 1.30 U.S. dollars are needed to buy one euro), if the hypothetical final USD/EUR exchange rate increases to 1.625 (i.e., 1.625 U.S. dollars are needed to buy one euro), then the percentage change in the hypothetical initial exchange rate to the hypothetical final exchange rate would be 25% and the currency return would be -25%. If the equivalent exchange rate were instead presented in terms of EUR/USD, then the hypothetical initial EUR/USD exchange rate would be approximately 0.76923 and the hypothetical final EUR/USD exchange rate would be approximately 0.61538 and the percentage change in the hypothetical initial exchange rate to the hypothetical final exchange rate would be approximately -20% and the currency return would be approximately 20%.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes.  If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount.  If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.  For example, if you purchase your notes at a premium to face amount, the maximum settlement amount will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.  Pursuant to the terms of the notes, The Goldman Sachs Group, Inc. and you agree (in the absence of a change in law, an administrative guidance or a judicial ruling to the contrary) to characterize your notes for all tax purposes as pre-paid derivative contracts in respect of the exchange rate. If your notes are so treated, you should generally recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference between the amount you receive upon the sale or exchange of your notes or on the stated

maturity date and the amount you paid for your notes. Such gain or loss should generally be exchange gain or loss that is taxable as ordinary income or loss to the extent such gain or loss is attributable to changes in the value of the exchange rate. As discussed under “Supplemental Discussion of Federal Income Tax Consequences” on page S-30 of the accompanying currency terms supplement, we believe that it would be reasonable for you to take the position that you are eligible to make an election with respect to the notes under which any gain or loss that you recognize with respect to the notes would be capital gain or loss.  However, there is a risk that the Internal Revenue Service might assert that you may not make such an election for your notes, in which case the Internal Revenue Service may treat such gain as ordinary income. Please see a more detailed discussion regarding the election in “Supplemental Discussion of Federal Income Tax Consequences” on page S-30 of the accompanying currency terms supplement including a discussion of the procedures for making the election.  Any gain or loss that is not attributable to changes in the value of the exchange rate should be capital gain or loss, irrespective of whether you made such election.

In addition, the Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and tax treatment of your notes.  Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity even if you make the capital gain election described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-30 of the accompanying currency terms supplement, and could subject non-US investors to withholding tax.  Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences — United States Holders — U.S. Federal Income Tax Treatment of the Notes Other Than as Indebtedness for U.S. Federal Income Tax Purposes — Possible Change in Law” on page S-35 of the accompanying currency terms supplement. You should consult your tax advisor about this matter.  Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-30 of the accompanying currency terms supplement, unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes. These rules will apply notwithstanding that we do not intend to treat the notes as debt for tax purposes.

HISTORICAL EXCHANGE RATES

We have derived all information regarding the exchange rate contained in this pricing supplement from publicly available information, without independent verification.

The exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the exchange rate during any period shown below is not an indication that the exchange rate is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical levels of the exchange rate as an indication of future performance. We cannot give you any assurance that the future performance of the exchange rate will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates makes any representation to you as to the performance of the exchange rate. The actual performance of the exchange rate over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical exchange rates shown below.

The following graph shows the published daily historical exchange rates from October 6, 2004 through October 6, 2014 published by WM Company and displayed on the relevant source specified in “Summary Information — Key Terms — Relevant Source” on page PS-2 of this pricing supplement for such periods, rounded to four decimal places. As set forth in the following graph, a decrease in the exchange rate for a given period indicates a positive currency return, while an increase in the exchange rate indicates a negative currency return. We obtained the information in the graph below from WM Company without independent verification. The historical exchange rates and historical exchange rate performance set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the final exchange rate will be less than or equal to the initial exchange rate or that the cash settlement amount at maturity will be greater than the face amount of your notes.

Historical Exchange Rates of USD versus EUR

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

		$ The Goldman Sachs Group, Inc. Leveraged Currency-Linked Notes due Goldman, Sachs & Co. JPMorgan Placement Agent

Summary Information	PS-2
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-11
Historical Exchange Rates	PS-15

Currency Terms Supplement dated September 15, 2014

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-9
Use of Proceeds	S-29
Hedging	S-29
Supplemental Discussion of Federal Income Tax Consequences	S-30
Employee Retirement Income Security Act	S-38
Supplemental Plan of Distribution	S-39

Prospectus Supplement dated September 15, 2014

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-19
United States Taxation	S-22
Employee Retirement Income Security Act	S-23
Supplemental Plan of Distribution	S-24
Validity of the Notes	S-26

Prospectus dated September 15, 2014

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	39
Description of Purchase Contracts We May Offer	56
Description of Units We May Offer	61
Description of Preferred Stock We May Offer	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	75
Legal Ownership and Book-Entry Issuance	80
Considerations Relating to Floating Rate Securities	85
Considerations Relating to Indexed Securities	87
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	88
United States Taxation	91
Plan of Distribution	114
Conflicts of Interest	117
Employee Retirement Income Security Act	118
Validity of the Securities	119
Experts	119
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	120
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	120